[redacted]

SECURI ISSION

0905943

OMB APPROVAL
OMB Number: 3235-0123
Expires: February 28, 2010
Estimated average burden hours per response . . . 12.00

SEC FILE NUMBER
8-33359

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 12/29/07 (MM/DD/YY) AND ENDING 12/26/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
Merrill Lynch Professional Clearing Corp.
[redacted]

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

222 Broadway
(No. and Street)

New York (City) **New York** (State) **10038** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Thomas E. Murphy **(212) 670-3372** (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two World Financial Center (Address) New York (City) New York (State) 10281-1414 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

AFFIRMATION

We, Thomas A. Tranfaglia Jr. and Thomas E. Murphy, affirm that, to the best of our knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Merrill Lynch Professional Clearing Corp. (the "Company") for the year ended December 26, 2008, are true and correct, and such financial statements and supplemental schedules will be made available promptly to all members and allied members of the New York Stock Exchange, Inc. We further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Thomas A. Tranfaglia Jr. 2/23/09
Signature Date

PRESIDENT
Title

Thomas E. Murphy 2/23/09
Signature Date

CHIEF FINANCIAL OFFICER
Title

Subscribed and sworn to before me
on this 23rd day of FEB, 2009

Victoria Barnes
Notary Public

VICTORIA BARNES
NOTARY PUBLIC, STATE OF NEW YORK
No. 01BA6071231
QUALIFIED IN KINGS COUNTY
MY COMMISSION EXPIRES MARCH 11, 2010

MERRILL LYNCH PROFESSIONAL CLEARING CORP.
(S.E.C. I.D. No. 8-33359)

BALANCE SHEET AND SUPPLEMENTAL SCHEDULES
AS OF DECEMBER 26, 2008
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

* * * * * * *

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934
and Regulation 1.10(g) under the Commodity Exchange Act as a
PUBLIC DOCUMENT.

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Stockholders of
Merrill Lynch Professional Clearing Corp.:

We have audited the accompanying balance sheet of Merrill Lynch Professional Clearing Corp. (a guaranteed subsidiary of Merrill Lynch, Pierce, Fenner & Smith Incorporated ("MLPF&S"), a wholly-owned subsidiary of Merrill Lynch & Co., Inc. ("ML&Co.")) (the "Company") as of December 26, 2008, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.16 under the Commodity Exchange Act. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such balance sheet presents fairly, in all material respects, the financial position of Merrill Lynch Professional Clearing Corp. at December 26, 2008, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the financial statement, ML&Co. became a wholly-owned subsidiary of Bank of America Corporation on January 1, 2009.

Our audit was conducted for the purpose of forming an opinion on the basic balance sheet taken as a whole. The supplemental schedules on pages 18, 19 and 20 are presented for purposes of additional analysis and are not a required part of the basic balance sheet, but are supplementary information required by regulations under the Commodity Exchange Act. These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statement and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statement taken as a whole.

Deloitte & Touche LLP

February 23, 2009

MERRILL LYNCH PROFESSIONAL CLEARING CORP.

BALANCE SHEET AS OF DECEMBER 26, 2008
(Dollars in Thousands, Except Share and Per Share Amounts)

ASSETS	
Cash and cash equivalents	$ 12,186
Cash and securities segregated for regulatory purposes or deposited with clearing organizations	483,080
Securities financing transactions:	
Receivables under resale agreements	13,617,962
Receivables under securities borrowed transactions	1,305
	13,619,267
Trading assets, at fair value	
Derivative contracts	263,286
Equities	69,111
	332,397
Receivables from affiliated companies	1,770,613
Other receivables:	
Customer and non-customer balances	4,440,045
Brokers and dealers	553,434
Interest and other	41,160
	5,034,639
Loans receivable	91,856
Exchange memberships, at cost	32,129
Goodwill and intangible assets	41,150
Equipment and facilities— (net of accumulated depreciation and amortization of $22,155)	4,633
Other assets	115,669
Total Assets	$21,537,619

LIABILITIES AND STOCKHOLDERS' EQUITY	
Liabilities:	
Securities financing transactions:	
Payables under repurchase agreements	$ 2,961,676
Payables under securities loaned transactions	74
	2,961,750
Trading liabilities, at fair value	
Derivative contracts	306,488
Equities	344,254
	650,742
Payables to affiliated companies	3,098,584
Other payables:	
Customer and non-customer balances	11,338,110
Brokers and dealers	192,440
Interest and other	21,929
	11,552,479
Other liabilities	183,150
Subordinated borrowings	500,000
Stockholders' Equity:	
Preferred stock, $1,000 liquidation preference per share; par value $1 per share; 10,000 shares authorized; 2,655 shares issued and outstanding	2,655
Common stock, par value $1 per share; 50,000 shares authorized; 3,000 shares issued and outstanding	3
Paid-in capital	1,431,631
Retained earnings	1,156,625
Total stockholders' equity	2,590,914
Total Liabilities and Stockholders' Equity	$21,537,619

See Notes to the Balance Sheet.

MERRILL LYNCH PROFESSIONAL CLEARING CORP.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business— Merrill Lynch Professional Clearing Corp. (the "Company") is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and as a futures commission merchant with the Commodity Futures Trading Commission ("CFTC"). Services provided to clients include prime brokerage, securities financing, brokerage and clearing services to broker-dealers, introducing broker-dealers and other professional trading entities on a fully-disclosed basis. The Company also trades as an option market maker on the International Securities Exchange ("ISE"). The Company is a guaranteed subsidiary of Merrill Lynch, Pierce, Fenner & Smith Incorporated ("MLPF&S"). MLPF&S is a wholly-owned subsidiary of Merrill Lynch & Co., Inc. ("ML&Co.").

Basis of Presentation— The Balance Sheet is presented in accordance with United States Generally Accepted Accounting Principles, which include industry practices.

Use of Estimates— In presenting the Balance Sheet, management makes estimates regarding:

- Valuations of assets and liabilities requiring fair value estimates;
- The outcome of litigation;
- The realization of deferred taxes and the recognition and measurement of uncertain tax positions;
- The carrying amount of goodwill and other intangible assets;
- The amortization period of intangible assets with definite lives;
- Certain allocated liabilities, such as valuation of share-based payment compensation arrangements, by ML&Co.; and
- Other matters that affect the reported amounts and disclosure of contingencies in the Balance Sheet.

Estimates, by their nature, are based on judgment and available information. Therefore, actual results could differ from those estimates and could have a material impact on the Balance Sheet, and it is possible that such changes could occur in the near term.

Fair Value Measurement— The Company accounts for its financial instruments at fair value or considers fair value in their measurement. The Company adopted the provisions of Statement of Financial Accounting Standards ("SFAS") No. 157, *Fair Value Measurements* ("SFAS No. 157") in 2007. SFAS No. 157 defines fair value, establishes a framework for measuring fair value, establishes a fair value hierarchy based on the quality of inputs used to measure fair value and enhances disclosure requirements for fair value measurements. The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., the exit price).

The Company accounts for certain financial assets and liabilities at fair value under various accounting literature, including SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities* ("SFAS No. 133") and SFAS No. 159, *Fair Value Option for Certain Financial Assets and Liabilities*

("SFAS No. 159"). The Company also accounts for certain assets at fair value under applicable industry guidance, namely broker-dealer accounting guidance.

Legal Reserves— The Company regularly cooperates with regulatory inquiries and may be the subject of investigations and/or proceedings by governmental and self-regulatory agencies. In accordance with SFAS No. 5, *Accounting for Contingencies* ("SFAS No. 5"), the Company will accrue a liability when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. In many lawsuits and arbitrations, including class action lawsuits, it is not possible to determine whether a liability has been incurred or to estimate the ultimate or minimum amount of that liability until the case is close to resolution, in which case no accrual is made until that time. In view of the inherent difficulty of predicting the outcome of such matters, particularly in cases in which claimants seek substantial or indeterminate damages, the Company cannot predict what the eventual loss or range of loss related to such matters will be.

Income Taxes— The Company provides for income taxes on all transactions that have been recognized in the Balance Sheet in accordance with SFAS No. 109, *Accounting for Income Taxes* ("SFAS No. 109"). Accordingly, deferred taxes are adjusted to reflect the tax rates at which future taxable amounts will likely be settled or realized. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized. Assessment of the need for a valuation allowance is made on a consolidated basis in accordance with the Intercompany Income Tax Allocation Agreement. See Note 12 to the Financial Statement for further discussion of income taxes.

The Company recognizes and measures its unrecognized tax benefits in accordance with Financial Accounting Standards Board ("FASB") Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* ("FIN 48"). The Company estimates the likelihood, based on its technical merits, that tax positions will be sustained upon examination based on the facts and circumstances and information available at the end of each period. The Company adjusts the level of unrecognized tax benefits when there is more information available, or when an event occurs requiring a change. The reassessment of unrecognized tax benefits could have a material impact on the Company's effective tax rate in the period in which it occurs.

Goodwill and Intangible Assets— The Company makes certain complex judgments with respect to its goodwill and intangible assets. These include assumptions and estimates used to determine the fair value of its reporting unit. Reporting unit fair value is determined using market-multiple analyses. The Company also makes assumptions and estimates in valuing its intangible assets and determining the useful lives of its intangible assets with definite lives.

Employee Stock Options— The fair value of stock options with vesting based solely on service requirements is estimated by the ML&Co. as of the grant date based on a Black-Scholes option pricing model. The fair value of stock options with vesting that is partially dependent on pre-determined increases in the price of the ML&Co.'s common stock is estimated as of the grant date using a lattice option pricing model. These models take into account the exercise price and expected life of the option, the current price of the underlying stock and its expected volatility, expected dividends and the risk-free interest rate for the expected term of the option. Judgment is required in determining certain of the inputs to the model. The expected life of the option is based on an analysis of historical employee exercise behavior. The expected volatility is based on the ML&Co.'s implied stock price volatility for the same number of months as the expected life of the option. The fair value of the option estimated at grant date is not adjusted for subsequent changes in assumptions.

Balance Sheet Captions— The following are descriptions related to specific balance sheet captions. Refer to the related footnotes for additional information.

Cash and Cash Equivalents— The Company defines cash equivalents as short-term, highly liquid securities and interest-earning deposits with maturities, when purchased, of 90 days or less, other than

those used for trading purposes. The amounts recognized for cash and cash equivalents in the Balance Sheet approximate fair value amounts.

Cash and Securities Segregated for Regulatory Purposes or Deposited with Clearing Organizations— The Company maintains relationships with clients and therefore it is obligated by rules mandated by its primary regulators, including the SEC and the CFTC in the United States, to segregate or set aside cash and/or qualified securities to satisfy these regulations, which have been promulgated to protect customer assets. In addition, the Company is a member of various clearing organizations at which it maintains cash and/or securities required for the conduct of its day-to-day clearance activities. The amounts recognized for cash and securities segregated for regulatory purposes or deposited with clearing organizations in the Balance Sheet approximate fair value amounts

Securities Financing Transactions— The Company enters into repurchase and resale agreements and securities borrowed and loaned transactions to accommodate customers, finance firm inventory positions, obtain securities for settlement, and earn interest rate spreads (also referred to as "matched-book" transactions). The Company also engages in securities financing for customers through margin lending. See the *Other Receivables and Payables—Customer and Non-Customer balances* section of this note for additional information.

Resale and repurchase agreements are accounted for as collateralized financing transactions and recorded at their contractual amounts, plus accrued interest. Resale and repurchase agreements recorded at their contractual amounts plus accrued interest approximate fair value since the fair value of these items is not materially sensitive to shifts in market interest rates because of the short-term nature of these instruments or to credit risk because the resale and repurchase agreements are fully collateralized.

The Company's policy is to obtain possession of collateral with a market value equal to or in excess of the principal amount loaned under resale agreements. To ensure that the market value of the underlying collateral remains sufficient, collateral is valued daily, and the Company may require counterparties to deposit additional collateral or return collateral pledged, when appropriate.

Substantially all repurchase and resale activities are transacted under master repurchase agreements that give the Company the right, in the event of default, to liquidate collateral held and to offset receivables and payables with the same counterparty. The Company offsets certain repurchase and resale agreement balances with the same counterparty on the Balance Sheet.

The Company may use qualifying securities received as collateral for resale agreements to satisfy regulatory requirements such as Rule 15c3-3 of the SEC.

Securities borrowed and loaned transactions are recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to provide the counterparty with collateral in the form of cash, letters of credit, or other securities. The Company receives collateral in the form of cash or other securities for securities loaned transactions. On a daily basis, the Company monitors the market value of securities borrowed or loaned against the collateral value and the Company may require counterparties to deposit additional collateral or return collateral pledged, when appropriate. The carrying value of these instruments approximates fair value as these items are not materially sensitive to shifts in market interest rates because of their short-term nature and/or their variable interest rates.

Trading Assets and Liabilities— The Company's trading activities consist of market making in listed options on the ISE. Trading assets and trading liabilities consist of listed options and cash equity securities used for trading purposes or for managing risk exposure in trading inventory. See the *Derivatives* section for additional information on the accounting policy for derivatives.

Trading assets and other cash instruments are recorded on a trade date basis at fair value, which is primarily based on quoted market prices. Included in trading liabilities are securities that the Company has sold but did not own and will therefore be obligated to purchase at a future date ("short sales").

Derivatives— A derivative is an instrument whose value is "derived" from an underlying instrument or index, such as interest rates, equity securities, currencies, or credit spreads. Derivatives include futures, forwards, swap or option contracts, or other financial instruments with similar characteristics. Derivative contracts often involve future commitments to exchange interest payment streams or currencies based on a notional or contractual amount (e.g., interest rate swaps or currency forwards) or to purchase or sell other financial instruments at specified terms on a specified date (e.g., options to buy or sell securities or currencies). Derivative activity is subject to ML&Co.'s overall risk management policies and procedures.

Receivables and Payables – Affiliates— The Company enters into repurchase and resale agreements and securities borrowed and loaned transactions to finance firm inventory positions and obtain securities for settlement with other companies affiliated by common ownership. The Company also engages in trading activities such as providing securities brokerage, dealing, financing and underwriting services with affiliated companies.

Other Receivables and Payables—Customer and Non-Customer balances— Customer and non-customer securities and commodities transactions are recorded on a settlement date basis. Receivables from and payables to customers and non-customers include amounts due on cash and margin transactions, including futures contracts transacted on behalf of the Company's customers. Due to their short-term nature, such amounts approximate fair value. Securities owned by customers and non-customers, including those that collateralize margin or other similar transactions, are not reflected on the Balance Sheet.

Other Receivables and Payables—Brokers and Dealers— Receivables from brokers and dealers primarily include amounts receivable for securities not delivered by the Company to a purchaser by the settlement date ("fails to deliver"), margin deposits, commissions and net receivables arising from unsettled trades. Payables to brokers and dealers primarily include amounts payable for securities not received by the Company from a seller by the settlement date ("fails to receive"), and net payables arising from unsettled trades. Broker and dealer receivables and payables also include amounts related to futures contracts transacted on behalf of customers and clearing organizations. Due to their short-term nature, the amounts recognized for brokers and dealers receivables and payables approximate fair value.

Other Receivables and Payables—Interest and Other— Interest and other receivables include interest receivable on U.S. Government obligations, customer and non-customer receivables, securities financing transactions and receivables from dividends. Interest and other payables include interest payable for customer and non-customer payables, securities financing transactions and amounts payable for dividends.

Exchange Memberships— Exchange memberships are held at cost and reviewed for impairment.

Equipment and Facilities— Equipment and facilities primarily consist of furniture and fixtures, technology hardware and software, office equipment, and leasehold improvements. Equipment and facilities are reported at historical cost, net of accumulated depreciation and amortization. The cost of certain facilities shared with affiliates is allocated to the Company by ML&Co. based on the relative amount of space occupied.

Depreciation and amortization are computed using the straight-line method. Equipment is depreciated over its estimated useful life, while leasehold improvements are amortized over the lesser of the improvement's estimated economic useful life or the term of the lease.

Loans Receivable— Loans receivable consists primarily of unsecured non-purpose loans extended to clients which are carried at the contract amounts.

Goodwill and Intangible Assets— Goodwill is the cost of an acquired company in excess of the fair value of identifiable net assets at acquisition date. Goodwill is tested annually (or more frequently under certain conditions) for impairment at the reporting unit level in accordance with SFAS No. 142, *Goodwill and Other Intangible Assets* ("SFAS No. 142"). Intangible assets consist primarily of value assigned to customer relationships. Intangible assets with definite lives are tested for impairment in accordance with SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets* ("SFAS No. 144"), whenever certain conditions exist which would indicate the carrying amount of such assets may not be recoverable. Intangible assets with definite lives are amortized over their respective estimated useful lives.

As of December 26, 2008, the Company conducted an annual goodwill impairment test. Based on this analysis, no impairment was recognized. There was no impairment recognized for intangible assets.

Other Assets and Other Liabilities— Other assets consist primarily of trade date accrual and deferred tax assets, which are mainly related to a net operating loss available for carryforward and other receivables. Other liabilities consist primarily of accrued expenses, taxes payables and compensation and benefits payable.

Borrowing Activities— Funding is principally obtained through loans from ML&Co. See Note 3, Related Party Transactions, for more information.

New Accounting Pronouncements— In October 2008, the FASB issued Staff Position No. 157-3, *Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active* ("FSP FAS 157-3"). FSP FAS 157-3 clarifies the application of SFAS 157 in periods of market dislocation and provides an example to illustrate key considerations for determining the fair value of a financial asset when the market for that asset is not active. FSP FAS 157-3 became effective upon issuance and is applicable for periods for which financial statement have not been issued. The clarifying guidance provided in FSP FAS 157-3 did not result in a change to the Company's application of SFAS 157 and did not have an impact on the Balance Sheet.

In September 2008, the FASB issued FSP FAS 133-1 and FIN 45-4, *Disclosures about Credit Derivatives and Certain Guarantees: An Amendment of FASB Statement No. 133 and FASB Interpretation No. 45; and Clarification of the Effective Date of FASB Statement No. 161* ("FSP FAS 133-1 and FIN 45-4"), which amend FASB Interpretation No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others* ("FIN 45") to require an additional disclosure about the current status of the payment/performance risk of guarantees. FSP FAS 133-1 and FIN 45-4 are effective prospectively for financial statement issued for fiscal years and interim periods ending after November 15, 2008. See Note 9 for further information regarding these disclosures. Since the FSP only requires certain additional disclosures, it did not affect the Company's financial position.

In March 2008, the FASB issued SFAS No. 161, *Disclosures about Derivative Instruments and Hedging Activities, on Amendment of FASB Statement No. 133* ("SFAS No. 161"). SFAS No. 161 is intended to improve transparency in financial reporting by requiring enhanced disclosures of an entity's derivative instruments and hedging activities and their effects on the entity's financial position, financial performance, and cash flows. SFAS No. 161 applies to all derivative instruments within the scope of SFAS No. 133. It also applies to non-derivative hedging instruments and all hedged items designated and qualifying as hedges under SFAS No. 133. SFAS No. 161 amends the current qualitative and quantitative disclosure requirements for derivative instruments and hedging activities set forth in SFAS No. 133 and generally increases the level of disaggregation that will be required in an entity's financial statement. SFAS No. 161 requires qualitative disclosures about objectives and strategies for using derivatives,

quantitative disclosures about fair value amounts of gains and losses on derivative instruments, and disclosures about credit-risk related contingent features in derivative agreements. SFAS No. 161 is effective prospectively for financial statement issued for fiscal years beginning after November 15, 2008. Since SFAS No. 161 only requires certain additional disclosures, it will not affect the Company's financial position.

2. BANK OF AMERICA ACQUISITION

On January 1, 2009, ML&Co. was acquired by Bank of America Corporation ("Bank of America") through the merger of a wholly owned subsidiary of Bank of America. ML&Co. will continue as the surviving corporation and a wholly owned subsidiary of Bank of America. As a result of the merger, all of the direct and indirect subsidiaries of ML&Co., including the Company, have become indirect subsidiaries of Bank of America.

3. RELATED PARTY TRANSACTIONS

The Company has transactions with ML&Co., MLPF&S, Merrill Lynch Government Securities, Inc. ("MLGSI") and other companies affiliated by common ownership.

The Company enters into repurchase and resale agreements and securities borrowed and loaned transactions with other companies affiliated by common ownership to finance firm inventory positions and obtain securities for settlement.

The Company clears certain securities and commodities transactions through an affiliated company on a non-disclosed basis. Receivables from affiliated companies consist of omnibus accounts for securities and commodities transactions with MLPF&S on behalf of the Company's clients.

Payables to affiliated companies consist of loans from ML&Co. which are due on demand and bear interest based on ML&Co.'s average cost of funds.

Related party receivables are comprised of:

Receivables under resale agreements	$ 13,617,962
Receivables from affiliated companies	1,770,613
Receivables under securities borrowed transactions	1,305
	$ 15,389,880

Related party payables are comprised of:

Payables to affiliated companies	$ 3,098,584
Payables under repurchase agreements	2,961,676
Subordinated borrowings	500,000
Payables under securities loaned transactions	74
	$ 6,560,334

4. TRADING ACTIVITIES

Certain client trading activities, the Company's selective proprietary positions and option market maker trading activities expose the Company to market and credit risks. These risks are managed in accordance with established risk management policies and procedures put in place by ML&Co.

Market Risk—Market risk is the potential change in an instrument's value caused by fluctuations in interest and currency exchange rates, equity and commodity prices, credit spreads, or other risks. The level of market risk is influenced by the volatility and the liquidity in the markets in which financial instruments are traded. The following discussion describes the types of market risk faced by the Company.

Interest Rate Risk—Interest rate risk arises from the possibility that changes in interest rates will affect the value of financial instruments.

Equity Price Risk—Equity price risk arises from the possibility that equity security prices will fluctuate, affecting the value of equity securities and other instruments that derive their value from a particular stock. Instruments typically used by the Company to manage equity price risk include equity options and stocks. Equity options, for example, can require the writer to purchase or sell a specified stock at a future date.

Counterparty Credit Risk—The Company is exposed to risk of loss if an issuer or a counterparty fails to perform its obligations under contractual terms ("default risk").

The Company has established policies and procedures for mitigating credit risk on principal transactions, including reviewing and establishing limits for credit exposure, limiting transactions with specific counterparties, maintaining qualifying collateral and continually assessing the creditworthiness of counterparties.

In the normal course of business, the Company executes, settles, and finances various customer and non-customer securities and commodities transactions. Execution of these transactions includes the purchase and sale of securities by the Company. These activities may expose the Company to default risk arising from the potential that a customer, non-customer or counterparty may fail to satisfy their obligations. In these situations, the Company may be required to purchase or sell financial instruments at unfavorable market prices to satisfy obligations to its customers, non-customers or counterparties. The Company seeks to control the risks associated with its customer and non-customer margin activities by requiring customers and non-customers to maintain collateral in compliance with regulatory and internal guidelines.

Liabilities to other brokers and dealers related to unsettled transactions (i.e., securities failed-to-receive) are recorded at the amount for which the securities were acquired and are paid upon receipt of the securities from other brokers or dealers. In the case of aged securities failed-to-receive, the Company may purchase the underlying securities in the market and seek reimbursement for any losses from the counterparty.

Concentrations of Credit Risk—The Company provides financing and related services to a diverse group of domestic and foreign clients including professional market participants. The Company's exposure to credit risk associated with these transactions is measured on an individual client basis, as well as by groups of clients that share similar attributes. To reduce the potential for risk concentration, credit limits are established and monitored in light of changing client and market conditions.

At December 26, 2008, the Company's significant concentration of credit risk was with the U.S. Government and its agencies. The Company's indirect exposure results from maintaining U.S. Government and agencies securities as collateral for resale agreements. The Company's direct credit exposure on these transactions is with the counterparty; thus the Company has credit exposure to the U.S. Government and its agencies only in the event of the counterparty's default. Securities issued by the U.S. Government and its agencies held as collateral at December 26, 2008, were in excess of approximately $13,832,292, all of which was from affiliated companies.

The Company's significant industry credit concentration is with financial institutions, including both affiliates and third parties. Financial institutions include other brokers and dealers, commercial banks, financing companies, insurance companies, and investment companies. This concentration arises in the normal course of the Company's brokerage, trading and financing activities.

Trading Derivatives—The fair values of the Company's trading derivatives, which consisted of futures and listed options, as of December 26, 2008, were $263,286 in trading assets and $306,488 in trading liabilities.

5. FAIR VALUE OF FINANCIAL INSTRUMENTS

Fair Value Measurements — SFAS No. 157 defines fair value, establishes a framework for measuring fair value, establishes a fair value hierarchy based on the quality of inputs used to measure fair value and enhances disclosure requirements for fair value measurements. The Company accounts for a significant portion of its financial instruments at fair value or considers fair value in their measurements.

Fair Value Hierarchy

In accordance with SFAS No. 157, the Company has categorized its financial instruments, based on the priority of the inputs to the valuation technique, into a three-level fair value hierarchy. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure the financial instruments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the instrument.

Financial assets and liabilities recorded on the Balance Sheet are categorized based on the inputs to the valuation techniques as follows:

Level 1. Financial assets and liabilities whose values are based on unadjusted quoted prices for identical assets or liabilities in an active market that the Company has the ability to access (examples include active exchange-traded equity securities, listed derivatives, most U.S. Government and agency securities, and certain other sovereign government obligations).

Level 2. Financial assets and liabilities whose values are based on quoted prices in markets that are not active or model inputs that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

a) Quoted prices for similar assets or liabilities in active markets (for example, restricted stock);
b) Quoted prices for identical or similar assets or liabilities in non-active markets (examples include corporate and municipal bonds, which trade infrequently);

c) Pricing models whose inputs are observable for substantially the full term of the asset or liability (examples include most over-the-counter derivatives, including interest rate and currency swaps); and
d) Pricing models whose inputs are derived principally from or corroborated by observable market data through correlation or other means for substantially the full term of the asset or liability (examples include certain residential and commercial mortgage related assets, including loans, securities and derivatives).

Level 3. Financial assets and liabilities whose values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These inputs reflect management's own assumptions about the assumptions a market participant would use in pricing the asset or liability.

As required by SFAS No. 157, when the inputs used to measure fair value fall within different levels of the hierarchy, the level within which the fair value measurement is categorized is based on the lowest level input that is significant to the fair value measurement in its entirety. Thus, a Level 3 fair value measurement may include inputs that are observable (Levels 1 and 2) and unobservable (Level 3).

A review of fair value hierarchy classifications is conducted on a quarterly basis. Changes in the observability of valuation inputs may result in a reclassification for certain financial assets or liabilities. Reclassifications impacting Level 3 of the fair value hierarchy are reported as transfers in/out of the Level 3 category as of the beginning of the quarter in which the reclassifications occur.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 26, 2008:

	Fair Value Measurements on a Recurring Basis As of December 26, 2008			
	Level 1	Level 2	Level 3	Total
Assets:				
Trading assets, excluding derivative contracts	$ 69,111	$ -	$ -	$ 69,111
Derivative contracts	263,286	-	-	263,286
Liabilities:				
Trading liabilities, excluding derivative contracts	$ (344,254)	$ -	$ -	$ (344,254)
Derivative contracts	(306,488)	-	-	(306,488)

6. SECURITIES FINANCING TRANSACTIONS

The Company enters into repurchase and resale agreements and secured borrowing and lending transactions to finance trading inventory, to obtain securities for settlement, to meet customers' needs and to earn residual interest rate spreads.

Under these agreements and transactions, the Company receives collateral, including U.S. Government and agencies, and equity securities. The Company receives collateral in connection with resale

agreements, securities borrowing transactions, customer margin loans, and other loans. Under many agreements the Company is permitted to sell or repledge the securities received as collateral and deliver to counterparties to cover short positions. At December 26, 2008, the fair value of securities received as collateral where the Company is permitted to sell or repledge the securities was $64,081,504, of which $28,737,896 was received from affiliated companies. The fair value of these securities that had been sold or repledged was $47,521,336, of which $14,446,326 have been sold or repledged to affiliated companies.

7. SUBORDINATED BORROWINGS

At December 26, 2008, the amount available on the Company's revolving subordinated borrowing with ML&Co. was $3,850,000 with a maturity date of April 30, 2010, of which no amount was outstanding. This borrowing, which has been approved for regulatory capital purposes, bears interest at variable rates based on one month London Interbank Offered Rate ("LIBOR").

On March 27, 2007, the Company entered into a subordinated loan agreement with ML&Co. for $500,000, with a maturity date of April 30, 2010. This borrowing, which has been approved for regulatory capital purposes, bears interest at variable rates based on one month LIBOR. At December 26, 2008, the entire amount borrowed under this agreement was outstanding.

On January 29, 2009, the Company decreased its outstanding balance of the subordinated loan with ML&Co. by $500,000, thus reducing the outstanding balance to $0.

8. STOCKHOLDERS' EQUITY

The Company is authorized to issue 10,000 shares of $1 par value preferred stock, with a liquidation preference of $1,000, and 50,000 shares of $1 par value common stock. During the period ended December 26, 2008, the Company issued and redeemed preferred stock, representing the Company's Joint Back Office arrangements with clients, of 450 and 895 shares, respectively. At December 26, 2008, there were 2,655 preferred and 3,000 common shares issued and outstanding

9. COMMITMENTS, CONTINGENCIES AND GUARANTEE

Litigation—As of December 26, 2008, ML&Co. and/or certain of its subsidiaries have been named as parties in various actions, some of which involve claims for substantial amounts. In accordance with SFAS No. 5, the Company will accrue a liability when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. In many lawsuits and arbitrations, including almost all of the class action lawsuits, it is not possible to determine whether a liability has been incurred or to estimate the ultimate or minimum amount of that liability until the case is close to resolution, in which case no accrual is made until that time. The Company has been named as a defendant in a matter arising in connection with its activities as a financial service institution. The Company believes, based on information available, that the resolution of the actions will not have a material adverse effect on financial conditions of the Company.

Commitments—The Company has entered into various non-cancelable, long-term lease agreements for premises and equipment that expire through the year 2017. Future minimum rental commitments with initial or remaining terms exceeding one year as of December 26, 2008, are presented below:

Year Ending	Total
2009	$ 5,524
2010	5,685
2011	4,430
2012	4,238
2013	3,744
Thereafter	2,057
Total	$ 25,678

The minimum rental commitments shown above have not been reduced by $209 of minimum sublease rentals to be received in the future under non-cancelable subleases. The amounts in the above table do not include amounts related to lease renewal or purchase options or escalation clauses providing for increased rental payments based upon maintenance, utility and tax increases.

The Company obtains letters of credit from issuing banks to satisfy various counterparty collateral requirements in lieu of depositing cash or securities collateral. Letters of credit aggregated $249,700 at December 26, 2008.

Guarantees— The Company issues various guarantees to counterparties. In accordance with FIN 45, FSP 133-1 and FIN 45-4, the Company is required to disclose information for guarantee arrangements such as the maximum potential amount of future payments under the guarantee, the term and carrying value of the guarantee, the nature of any collateral or recourse provisions and the current payment status of the guarantee.

The Company has one guarantee on behalf of a client with a foreign stock exchange for approximately $7,022. The guarantee is secured by the assets in the client's accounts and has no expiration. No contingent liability is recorded on the Balance Sheet since this transaction is fully collateralized. Management believes the potential for the Company to be required to make a payment under this arrangement is remote.

The Company also provides guarantees to securities clearinghouses and exchanges. Under the standard membership agreement, members are required to guarantee the performance of other members. Under the agreements, if another member becomes unable to satisfy its obligations to the clearinghouse, other members would be required to meet shortfalls. The Company's liability under these arrangements is not quantifiable and could exceed the cash and securities it has posted as collateral. However, management believes the potential for the Company to be required to make payments under these arrangements is remote. Accordingly, no contingent liability is carried in the Balance Sheet for these transactions.

In connection with its prime brokerage business, the Company provides to counterparties guarantees of the performance of its prime brokerage clients. Under these arrangements, the Company stands ready to meet the obligations of its clients with respect to securities transactions. If the client fails to fulfill its obligation, the Company must fulfill the client's obligation with the counterparty. The Company is secured by the assets in the client's account as well as any proceeds received from the securities

transaction entered into by the Company on behalf of the client. Management believes the potential for the Company to be required to make payments under these arrangements is remote. Accordingly, no contingent liability is carried in the Balance Sheet for these transactions.

In connection with its securities clearing business, the Company performs securities execution, clearance and settlement services on behalf of other broker-dealer clients for whom it commits to settle, with the applicable clearinghouse, trades submitted for or by such clients. Trades are submitted either individually, in groups or series, or if specific arrangements are made with a particular clearinghouse and client, all transactions with such clearing entity by such client. The Company's liability under these arrangements is not quantifiable and could exceed any cash deposit made by a client. However, management believes the potential for the Company to be required to make unreimbursed payments under these arrangements is remote due to the contractual requirements associated with clients' activity and the regular review of clients' capital. Accordingly, no contingent liability is carried in the Balance Sheet for these transactions.

10. EMPLOYEE BENEFIT PLANS

See Note 2 for a discussion of the Bank of America acquisition, which was completed on January 1, 2009. The following disclosures reflect Merrill Lynch's historical employee benefit plan information for the period presented. The disclosures do not reflect the effects of the January 1, 2009 acquisition by Bank of America or the effects of any employee benefit plan modifications that may occur as a result of the acquisition.

The Company provides retirement and other post employment benefits to its employees under plans sponsored by ML&Co.

Defined Contribution Plans—The U.S. defined contribution plan consists of the 401(K) Savings & Investment Plan ("401(K)"). This plan covers substantially all U.S. employees who have met service requirements.

Defined Benefit Pension Plans—ML&Co. has purchased a group annuity contract which guarantees the payment of benefits vested under a U.S. defined benefit plan that was terminated in accordance with the applicable provisions of the Employee Retirement Income Security Act of 1974. The Company also maintains arrangements to provide certain supplemental benefits for certain U.S. employees.

11. EMPLOYEE INCENTIVE PLANS

See Note 2 for a discussion of the Bank of America acquisition, which was completed on January 1, 2009. The following disclosures reflect Merrill Lynch's historical employee incentive plan information for the period presented. The disclosures do not reflect the effects of the January 1, 2009 acquisition by Bank of America or the effects of any employee incentive plan modifications that may occur as a result of the acquisition.

The Company participates in several employee compensation plans sponsored by ML&Co. which provide eligible employees with stock, options to purchase shares, and deferred cash compensation. These plans include the Long-Term Incentive Compensation Plans (LTICP), the Equity Capital Accumulation Plan ("ECAP"), and the Employee Stock Purchase Plan (ESPP).

LTICP and ECAP—LTICP and ECAP provide for grants of equity and equity-related instruments of ML&Co. to certain key employees of the Company.

ESPP—The ESPP, which is approved by ML&Co.'s shareholders, allows eligible employees to invest from 1% to 10 % of their eligible compensation to purchase ML&Co.'s common stock, subject to legal limits. Beginning January 15, 2005, purchases were made at a discount equal to 5% of the average high and low market price on the relevant investment date.

12. INCOME TAXES

The Company is included in the consolidated U.S. federal income tax return, and certain combined and unitary state tax returns of ML&Co. ML&Co. allocates federal income taxes to its subsidiaries in a manner that approximates the separate company method. In addition, the Company files tax returns in certain states on a stand-alone basis. At December 26, 2008, the Company had a current tax payable to ML&Co. of $35,443 recorded in *Other liabilities*.

Deferred income taxes are provided for the effects of temporary differences between the tax basis of an asset or liability and its reported amount in the Balance Sheet. These temporary differences result in taxable or deductible amounts in future years.

The Company's deferred tax assets at December 26, 2008, which are included in *Other assets*, are comprised of:

Net operating loss	$ 8,318
Deferred compensation	3,220
Stock options	2,061
Depreciation	3,213
Goodwill	1,316
Other, net	(1,795)
Net deferred tax asset	$ 16,333

No valuation allowance was required at December 26, 2008 because it is more likely than not the deferred tax asset will be fully realized.

At December 26,2008, the Company had U.S. federal net operating loss carry forwards of approximately $20,794, which begin to expire in 2025.

The balance of unrecognized tax benefits was $11,648 at December 26, 2008. Of the above balance at the end of the year, approximately $7,313 (net of federal benefit of state issues) represents the amount of unrecognized tax benefits that, if recognized, would favorably affect the effective tax rate in future periods.

ML&Co. is under examination by the Internal Revenue Service ("IRS") and other states in which Merrill Lynch has significant business operations, such as New York. The tax years under examination vary by jurisdiction.

Below is a chart of tax years that remain subject to examination by major tax jurisdiction:

Jurisdiction	Years Subject to Examination
US Federal	2005-2008
New York State and City	2002-2008
Massachusetts	2004-2008
California	1997-2008
Illinois	2004-2008
New Jersey	2004-2008
Pennsylvania	2004-2008

The IRS audit for the year 2004 was completed in the second quarter of 2008 and the statute of limitations for the year expired during the third quarter of 2008. IRS audits for the years 2005 and 2006 may be completed in 2009. New York State and New York City audits are in progress for the years 2002-2006. While it is reasonably possible that a significant reduction in unrecognized tax benefits may occur within twelve months of December 26, 2008, quantification of an estimated range cannot be made at this time due to the uncertainty of the potential outcomes.

13. REGULATORY REQUIREMENTS

As a registered broker-dealer and futures commission merchant, the Company is subject to the higher of the net capital requirements of Rule 15c3-1 under the Securities Exchange Act of 1934 (the "Act") and the capital requirements of the CFTC of Rule 1.17. The Company computes its net capital under the alternative method permitted by Rule 15c3-1 which requires that minimum net capital shall not be less than 2% of aggregate debit items ("ADI") arising from customer transactions. The CFTC also requires that minimum net capital should not be less than 8% of the customer risk maintenance margin requirement plus 4% of the non-customer risk margin requirement. At December 26, 2008, the Company's regulatory net capital of $1,576,605 was 86.55% of ADI and exceeded the minimum requirement of $67,119 by $1,509,486.

The Company is also subject to the customer protection requirements of Rule 15c3-3 under the Act. For the December 26, 2008 customer reserve computation, securities with a contract value of $1,385,000 obtained under resale agreement with an affiliate have been segregated in a special reserve account for the exclusive benefit of customers.

The Company also is required to perform a computation of reserve requirements for Proprietary Accounts of Introducing Brokers ("PAIB") pursuant to Rule 15c3-3 of the Act. At December 26, 2008, securities with a contract value of $7,970,000 obtained under resale agreement with an affiliate have been segregated in a special reserve account for the exclusive benefit of PAIB.

As a futures commission merchant, the Company is required to perform computations of the requirements of Section 4d(2) and Regulation 30.7 under the Commodity Exchange Act. As of December 26, 2008, assets segregated and held in separate accounts totaled $3,472,799 and exceeded requirements by $2,475,917.

* * * * * *

MERRILL LYNCH PROFESSIONAL CLEARING CORP.

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934 AS OF DECEMBER 26, 2008 (Dollars in Thousands)

STOCKHOLDERS' EQUITY	$ 2,590,914
DEDUCT STOCKHOLDERS' EQUITY NOT ALLOWABLE FOR NET CAPITAL	-
STOCKHOLDERS' EQUITY QUALIFIED FOR NET CAPITAL	2,590,914
LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS	500,000
TOTAL STOCKHOLDERS' EQUITY AND LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS	3,090,914
NONALLOWABLE ASSETS:	
Exchange memberships	32,129
Equipment and facilities	4,633
Interest and dividends receivable	19,974
Loans receivable	91,856
Other	97,102
Total nonallowable assets	245,694
MISCELLANEOUS CAPITAL CHARGES:	
Deductions for accounts carried under Rule 15c3-1(c)(2)(x)	1,139,157
Aged fails-to-deliver	15,644
Other deductions and charges	82,413
Total miscellaneous capital charges	1,237,214
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS	1,608,006
HAIRCUTS ON SECURITIES POSITIONS:	31,401
NET CAPITAL	1,576,605
NET CAPITAL REQUIREMENT (Higher of minimum requirement of SEC Rule 15c3-1 or CFTC Rule 1.17)	67,119
EXCESS NET CAPITAL	$ 1,509,486
PERCENTAGE OF NET CAPITAL TO AGGREGATE DEBIT ITEMS	86.55 %

NOTE: There are no material differences between the amounts presented above and the amounts as reported in the Company's unaudited FOCUS Report as of December 26, 2008. Therefore, no reconciliation of the two computations is deemed necessary.

MERRILL LYNCH PROFESSIONAL CLEARING CORP.

SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS TRADING ON U.S. COMMODITY EXCHANGES PURSUANT TO SECTION 4D(2) UNDER THE COMMODITY EXCHANGE ACT AS OF DECEMBER 26, 2008 (DOLLARS IN THOUSANDS)

SEGREGATION REQUIREMENTS:	
Cash	$ 34,197
Securities - at market value	89,991
Net unrealized gain on open futures contracts traded on a contract market	47,892
Exchange traded options:	
Market value of open option contracts purchased	20,925,608
Market value of open option contracts granted (sold)	(20,157,263)
Account Liquidating to a deficit	16,267
TOTAL AMOUNT REQUIRED TO BE SEGREGATED	956,692
FUNDS ON DEPOSIT IN SEGREGATION:	
Exchange traded options:	
Unrealized receivables for long option contracts purchased	10,453,310
Unrealized obligations for short option contracts granted (sold)	(9,080,821)
Net settlement to clearing organizations	
Net equities with other futures commission merchants	1,711,847
Firm securities contributed to customer segregation - at market value	224,514
Customer securities contributed to customer segregation - at market value	89,991
TOTAL AMOUNT IN SEGREGATION	3,398,841
EXCESS FUNDS IN SEGREGATION	$ 2,442,149

NOTE: There are no material differences between the amounts presented above and the amounts as reported in the Company's unaudited FOCUS Report as of December 26, 2008. Therefore, no reconciliation of the two computations is deemed necessary.

MERRILL LYNCH PROFESSIONAL CLEARING CORP.

SCHEDULE OF SECURED AMOUNTS AND FUNDS HELD IN SEPARATE ACCOUNTS FOR FOREIGN FUTURES AND FOREIGN OPTIONS CUSTOMERS PURSUANT TO REGULATION 30.7 UNDER THE COMMODITY EXCHANGE ACT AS OF DECEMBER 26, 2008 (DOLLARS IN THOUSANDS)

AMOUNT TO BE SET ASIDE IN SEPARATE SECTION 30.7 ACCOUNTS	$ 40,190
FUNDS ON DEPOSIT IN SEPARATE REGULATION 30.7 ACCOUNTS:	
Equities with Registered Futures Commission Merchants:	
Cash	10,239
Securities	19,001
Unrealized gain on open futures contracts	64,191
Net value of option contracts	(19,473)
TOTAL FUNDS IN SEPARATE SECTION 30.7 ACCOUNTS	73,958
EXCESS FUNDS IN SEPARATE ACCOUNTS	$ 33,768

NOTE: There are no material differences between the amounts presented above and the amounts as reported in the Company's unaudited FOCUS Report as of December 26, 2008. Therefore, no reconciliation of the two computations is deemed necessary.

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

February 23, 2009

Merrill Lynch Professional Clearing Corp.
222 Broadway
New York, NY 10038

In planning and performing our audit of the financial statements of Merrill Lynch Professional Clearing Corp. (a guaranteed subsidiary of Merrill Lynch, Pierce, Fenner & Smith Incorporated ("MLPF&S"), a wholly-owned subsidiary of Merrill Lynch & Co., Inc. ("ML&Co.")) (the "Company") as of and for the year ended December 26, 2008 (on which we issued our report dated February 23, 2009 and such report expressed an unqualified opinion and included an explanatory paragraph regarding the acquisition of ML&Co. by Bank of America Corporation), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following: (1) making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e) (including the practices and procedures followed by the Company in making the periodic computations for proprietary accounts of introducing brokers ("PAIB")); (2) making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and (4) obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

In addition, as required by Regulation 1.16 of the Commodity Futures Trading Commission ("CFTC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding customer and firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16, in the following: (1) making the periodic computations of minimum financial requirements pursuant to Regulation 1.17; (2) making the daily computations of the segregation requirements of Section 4d(a)(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations; and (3) making the daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the SEC's and the CFTC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has

responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities and certain regulated commodity customer and firm assets that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC and CFTC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second and third paragraphs of this report, were adequate at December 26, 2008, to meet the SEC's and CFTC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the CFTC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 of the CFTC in their regulation of registered broker-dealers and futures commission merchants, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

MERRILL LYNCH PROFESSIONAL CLEARING CORP.
(S.E.C. I.D. No. 8-33359)

BALANCE SHEET AND SUPPLEMENTAL SCHEDULES
AS OF DECEMBER 26, 2008
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

* * * * * * *

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934
and Regulation 1.10(g) under the Commodity Exchange Act as a
PUBLIC DOCUMENT.

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Stockholders of
Merrill Lynch Professional Clearing Corp.:

We have audited the accompanying balance sheet of Merrill Lynch Professional Clearing Corp. (a guaranteed subsidiary of Merrill Lynch, Pierce, Fenner & Smith Incorporated ("MLPF&S"), a wholly-owned subsidiary of Merrill Lynch & Co., Inc. ("ML&Co.")) (the "Company") as of December 26, 2008, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.16 under the Commodity Exchange Act. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such balance sheet presents fairly, in all material respects, the financial position of Merrill Lynch Professional Clearing Corp. at December 26, 2008, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the financial statement, ML&Co. became a wholly-owned subsidiary of Bank of America Corporation on January 1, 2009.

Our audit was conducted for the purpose of forming an opinion on the basic balance sheet taken as a whole. The supplemental schedules on pages 18, 19 and 20 are presented for purposes of additional analysis and are not a required part of the basic balance sheet, but are supplementary information required by regulations under the Commodity Exchange Act. These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statement and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statement taken as a whole.

Deloitte & Touche LLP

February 23, 2009

Member of
Deloitte Touche Tohmatsu

MERRILL LYNCH PROFESSIONAL CLEARING CORP.

BALANCE SHEET AS OF DECEMBER 26, 2008
(Dollars in Thousands, Except Share and Per Share Amounts)

ASSETS	
Cash and cash equivalents	$ 12,186
Cash and securities segregated for regulatory purposes or deposited with clearing organizations	483,080
Securities financing transactions:	
Receivables under resale agreements	13,617,962
Receivables under securities borrowed transactions	1,305
	13,619,267
Trading assets, at fair value	
Derivative contracts	263,286
Equities	69,111
	332,397
Receivables from affiliated companies	1,770,613
Other receivables:	
Customer and non-customer balances	4,440,045
Brokers and dealers	553,434
Interest and other	41,160
	5,034,639
Loans receivable	91,856
Exchange memberships, at cost	32,129
Goodwill and intangible assets	41,150
Equipment and facilities— (net of accumulated depreciation and amortization of $22,155)	4,633
Other assets	115,669
Total Assets	$21,537,619

LIABILITIES AND STOCKHOLDERS' EQUITY	
Liabilities:	
Securities financing transactions:	
Payables under repurchase agreements	$ 2,961,676
Payables under securities loaned transactions	74
	2,961,750
Trading liabilities, at fair value	
Derivative contracts	306,488
Equities	344,254
	650,742
Payables to affiliated companies	3,098,584
Other payables:	
Customer and non-customer balances	11,338,110
Brokers and dealers	192,440
Interest and other	21,929
	11,552,479
Other liabilities	183,150
Subordinated borrowings	500,000
Stockholders' Equity:	
Preferred stock, $1,000 liquidation preference per share; par value $1 per share; 10,000 shares authorized; 2,655 shares issued and outstanding	2,655
Common stock, par value $1 per share; 50,000 shares authorized; 3,000 shares issued and outstanding	3
Paid-in capital	1,431,631
Retained earnings	1,156,625
Total stockholders' equity	2,590,914
Total Liabilities and Stockholders' Equity	$21,537,619

See Notes to the Balance Sheet.

MERRILL LYNCH PROFESSIONAL CLEARING CORP.

NOTES TO BALANCE SHEET
AS OF DECEMBER 26, 2008
(DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business— Merrill Lynch Professional Clearing Corp. (the "Company") is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and as a futures commission merchant with the Commodity Futures Trading Commission ("CFTC"). Services provided to clients include prime brokerage, securities financing, brokerage and clearing services to broker-dealers, introducing broker-dealers and other professional trading entities on a fully-disclosed basis. The Company also trades as an option market maker on the International Securities Exchange ("ISE"). The Company is a guaranteed subsidiary of Merrill Lynch, Pierce, Fenner & Smith Incorporated ("MLPF&S"). MLPF&S is a wholly-owned subsidiary of Merrill Lynch & Co., Inc. ("ML&Co.").

Basis of Presentation— The Balance Sheet is presented in accordance with United States Generally Accepted Accounting Principles, which include industry practices.

Use of Estimates— In presenting the Balance Sheet, management makes estimates regarding:

- Valuations of assets and liabilities requiring fair value estimates;
- The outcome of litigation;
- The realization of deferred taxes and the recognition and measurement of uncertain tax positions;
- The carrying amount of goodwill and other intangible assets;
- The amortization period of intangible assets with definite lives;
- Certain allocated liabilities, such as valuation of share-based payment compensation arrangements, by ML&Co.; and
- Other matters that affect the reported amounts and disclosure of contingencies in the Balance Sheet.

Estimates, by their nature, are based on judgment and available information. Therefore, actual results could differ from those estimates and could have a material impact on the Balance Sheet, and it is possible that such changes could occur in the near term.

Fair Value Measurement— The Company accounts for its financial instruments at fair value or considers fair value in their measurement. The Company adopted the provisions of Statement of Financial Accounting Standards ("SFAS") No. 157, *Fair Value Measurements* ("SFAS No. 157") in 2007. SFAS No. 157 defines fair value, establishes a framework for measuring fair value, establishes a fair value hierarchy based on the quality of inputs used to measure fair value and enhances disclosure requirements for fair value measurements. The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., the exit price).

The Company accounts for certain financial assets and liabilities at fair value under various accounting literature, including SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities* ("SFAS No. 133") and SFAS No. 159, *Fair Value Option for Certain Financial Assets and Liabilities*

("SFAS No. 159"). The Company also accounts for certain assets at fair value under applicable industry guidance, namely broker-dealer accounting guidance.

Legal Reserves— The Company regularly cooperates with regulatory inquiries and may be the subject of investigations and/or proceedings by governmental and self-regulatory agencies. In accordance with SFAS No. 5, *Accounting for Contingencies* ("SFAS No. 5"), the Company will accrue a liability when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. In many lawsuits and arbitrations, including class action lawsuits, it is not possible to determine whether a liability has been incurred or to estimate the ultimate or minimum amount of that liability until the case is close to resolution, in which case no accrual is made until that time. In view of the inherent difficulty of predicting the outcome of such matters, particularly in cases in which claimants seek substantial or indeterminate damages, the Company cannot predict what the eventual loss or range of loss related to such matters will be.

Income Taxes— The Company provides for income taxes on all transactions that have been recognized in the Balance Sheet in accordance with SFAS No. 109, *Accounting for Income Taxes* ("SFAS No. 109"). Accordingly, deferred taxes are adjusted to reflect the tax rates at which future taxable amounts will likely be settled or realized. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized. Assessment of the need for a valuation allowance is made on a consolidated basis in accordance with the Intercompany Income Tax Allocation Agreement. See Note 12 to the Financial Statement for further discussion of income taxes.

The Company recognizes and measures its unrecognized tax benefits in accordance with Financial Accounting Standards Board ("FASB") Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* ("FIN 48"). The Company estimates the likelihood, based on its technical merits, that tax positions will be sustained upon examination based on the facts and circumstances and information available at the end of each period. The Company adjusts the level of unrecognized tax benefits when there is more information available, or when an event occurs requiring a change. The reassessment of unrecognized tax benefits could have a material impact on the Company's effective tax rate in the period in which it occurs.

Goodwill and Intangible Assets— The Company makes certain complex judgments with respect to its goodwill and intangible assets. These include assumptions and estimates used to determine the fair value of its reporting unit. Reporting unit fair value is determined using market-multiple analyses. The Company also makes assumptions and estimates in valuing its intangible assets and determining the useful lives of its intangible assets with definite lives.

Employee Stock Options— The fair value of stock options with vesting based solely on service requirements is estimated by the ML&Co. as of the grant date based on a Black-Scholes option pricing model. The fair value of stock options with vesting that is partially dependent on pre-determined increases in the price of the ML&Co.'s common stock is estimated as of the grant date using a lattice option pricing model. These models take into account the exercise price and expected life of the option, the current price of the underlying stock and its expected volatility, expected dividends and the risk-free interest rate for the expected term of the option. Judgment is required in determining certain of the inputs to the model. The expected life of the option is based on an analysis of historical employee exercise behavior. The expected volatility is based on the ML&Co.'s implied stock price volatility for the same number of months as the expected life of the option. The fair value of the option estimated at grant date is not adjusted for subsequent changes in assumptions.

Balance Sheet Captions— The following are descriptions related to specific balance sheet captions. Refer to the related footnotes for additional information.

Cash and Cash Equivalents— The Company defines cash equivalents as short-term, highly liquid securities and interest-earning deposits with maturities, when purchased, of 90 days or less, other than

those used for trading purposes. The amounts recognized for cash and cash equivalents in the Balance Sheet approximate fair value amounts.

Cash and Securities Segregated for Regulatory Purposes or Deposited with Clearing Organizations— The Company maintains relationships with clients and therefore it is obligated by rules mandated by its primary regulators, including the SEC and the CFTC in the United States, to segregate or set aside cash and/or qualified securities to satisfy these regulations, which have been promulgated to protect customer assets. In addition, the Company is a member of various clearing organizations at which it maintains cash and/or securities required for the conduct of its day-to-day clearance activities. The amounts recognized for cash and securities segregated for regulatory purposes or deposited with clearing organizations in the Balance Sheet approximate fair value amounts

Securities Financing Transactions— The Company enters into repurchase and resale agreements and securities borrowed and loaned transactions to accommodate customers, finance firm inventory positions, obtain securities for settlement, and earn interest rate spreads (also referred to as "matched-book" transactions). The Company also engages in securities financing for customers through margin lending. See the *Other Receivables and Payables—Customer and Non-Customer balances* section of this note for additional information.

Resale and repurchase agreements are accounted for as collateralized financing transactions and recorded at their contractual amounts, plus accrued interest. Resale and repurchase agreements recorded at their contractual amounts plus accrued interest approximate fair value since the fair value of these items is not materially sensitive to shifts in market interest rates because of the short-term nature of these instruments or to credit risk because the resale and repurchase agreements are fully collateralized.

The Company's policy is to obtain possession of collateral with a market value equal to or in excess of the principal amount loaned under resale agreements. To ensure that the market value of the underlying collateral remains sufficient, collateral is valued daily, and the Company may require counterparties to deposit additional collateral or return collateral pledged, when appropriate.

Substantially all repurchase and resale activities are transacted under master repurchase agreements that give the Company the right, in the event of default, to liquidate collateral held and to offset receivables and payables with the same counterparty. The Company offsets certain repurchase and resale agreement balances with the same counterparty on the Balance Sheet.

The Company may use qualifying securities received as collateral for resale agreements to satisfy regulatory requirements such as Rule 15c3-3 of the SEC.

Securities borrowed and loaned transactions are recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to provide the counterparty with collateral in the form of cash, letters of credit, or other securities. The Company receives collateral in the form of cash or other securities for securities loaned transactions. On a daily basis, the Company monitors the market value of securities borrowed or loaned against the collateral value and the Company may require counterparties to deposit additional collateral or return collateral pledged, when appropriate. The carrying value of these instruments approximates fair value as these items are not materially sensitive to shifts in market interest rates because of their short-term nature and/or their variable interest rates.

Trading Assets and Liabilities— The Company's trading activities consist of market making in listed options on the ISE. Trading assets and trading liabilities consist of listed options and cash equity securities used for trading purposes or for managing risk exposure in trading inventory. See the *Derivatives* section for additional information on the accounting policy for derivatives.

Trading assets and other cash instruments are recorded on a trade date basis at fair value, which is primarily based on quoted market prices. Included in trading liabilities are securities that the Company has sold but did not own and will therefore be obligated to purchase at a future date ("short sales").

Derivatives— A derivative is an instrument whose value is "derived" from an underlying instrument or index, such as interest rates, equity securities, currencies, or credit spreads. Derivatives include futures, forwards, swap or option contracts, or other financial instruments with similar characteristics. Derivative contracts often involve future commitments to exchange interest payment streams or currencies based on a notional or contractual amount (e.g., interest rate swaps or currency forwards) or to purchase or sell other financial instruments at specified terms on a specified date (e.g., options to buy or sell securities or currencies). Derivative activity is subject to ML&Co.'s overall risk management policies and procedures.

Receivables and Payables – Affiliates— The Company enters into repurchase and resale agreements and securities borrowed and loaned transactions to finance firm inventory positions and obtain securities for settlement with other companies affiliated by common ownership. The Company also engages in trading activities such as providing securities brokerage, dealing, financing and underwriting services with affiliated companies.

Other Receivables and Payables—Customer and Non-Customer balances— Customer and non-customer securities and commodities transactions are recorded on a settlement date basis. Receivables from and payables to customers and non-customers include amounts due on cash and margin transactions, including futures contracts transacted on behalf of the Company's customers. Due to their short-term nature, such amounts approximate fair value. Securities owned by customers and non-customers, including those that collateralize margin or other similar transactions, are not reflected on the Balance Sheet.

Other Receivables and Payables—Brokers and Dealers— Receivables from brokers and dealers primarily include amounts receivable for securities not delivered by the Company to a purchaser by the settlement date ("fails to deliver"), margin deposits, commissions and net receivables arising from unsettled trades. Payables to brokers and dealers primarily include amounts payable for securities not received by the Company from a seller by the settlement date ("fails to receive"), and net payables arising from unsettled trades. Broker and dealer receivables and payables also include amounts related to futures contracts transacted on behalf of customers and clearing organizations. Due to their short-term nature, the amounts recognized for brokers and dealers receivables and payables approximate fair value.

Other Receivables and Payables—Interest and Other— Interest and other receivables include interest receivable on U.S. Government obligations, customer and non-customer receivables, securities financing transactions and receivables from dividends. Interest and other payables include interest payable for customer and non-customer payables, securities financing transactions and amounts payable for dividends.

Exchange Memberships— Exchange memberships are held at cost and reviewed for impairment.

Equipment and Facilities— Equipment and facilities primarily consist of furniture and fixtures, technology hardware and software, office equipment, and leasehold improvements. Equipment and facilities are reported at historical cost, net of accumulated depreciation and amortization. The cost of certain facilities shared with affiliates is allocated to the Company by ML&Co. based on the relative amount of space occupied.

Depreciation and amortization are computed using the straight-line method. Equipment is depreciated over its estimated useful life, while leasehold improvements are amortized over the lesser of the improvement's estimated economic useful life or the term of the lease.

Loans Receivable— Loans receivable consists primarily of unsecured non-purpose loans extended to clients which are carried at the contract amounts.

Goodwill and Intangible Assets— Goodwill is the cost of an acquired company in excess of the fair value of identifiable net assets at acquisition date. Goodwill is tested annually (or more frequently under certain conditions) for impairment at the reporting unit level in accordance with SFAS No. 142, *Goodwill and Other Intangible Assets* ("SFAS No. 142"). Intangible assets consist primarily of value assigned to customer relationships. Intangible assets with definite lives are tested for impairment in accordance with SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets* ("SFAS No. 144"), whenever certain conditions exist which would indicate the carrying amount of such assets may not be recoverable. Intangible assets with definite lives are amortized over their respective estimated useful lives.

As of December 26, 2008, the Company conducted an annual goodwill impairment test. Based on this analysis, no impairment was recognized. There was no impairment recognized for intangible assets.

Other Assets and Other Liabilities— Other assets consist primarily of trade date accrual and deferred tax assets, which are mainly related to a net operating loss available for carryforward and other receivables. Other liabilities consist primarily of accrued expenses, taxes payables and compensation and benefits payable.

Borrowing Activities— Funding is principally obtained through loans from ML&Co. See Note 3, Related Party Transactions, for more information.

New Accounting Pronouncements— In October 2008, the FASB issued Staff Position No. 157-3, *Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active* ("FSP FAS 157-3"). FSP FAS 157-3 clarifies the application of SFAS 157 in periods of market dislocation and provides an example to illustrate key considerations for determining the fair value of a financial asset when the market for that asset is not active. FSP FAS 157-3 became effective upon issuance and is applicable for periods for which financial statement have not been issued. The clarifying guidance provided in FSP FAS 157-3 did not result in a change to the Company's application of SFAS 157 and did not have an impact on the Balance Sheet.

In September 2008, the FASB issued FSP FAS 133-1 and FIN 45-4, *Disclosures about Credit Derivatives and Certain Guarantees: An Amendment of FASB Statement No. 133 and FASB Interpretation No. 45; and Clarification of the Effective Date of FASB Statement No. 161* ("FSP FAS 133-1 and FIN 45-4"), which amend FASB Interpretation No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others* ("FIN 45") to require an additional disclosure about the current status of the payment/performance risk of guarantees. FSP FAS 133-1 and FIN 45-4 are effective prospectively for financial statement issued for fiscal years and interim periods ending after November 15, 2008. See Note 9 for further information regarding these disclosures. Since the FSP only requires certain additional disclosures, it did not affect the Company's financial position.

In March 2008, the FASB issued SFAS No. 161, *Disclosures about Derivative Instruments and Hedging Activities, on Amendment of FASB Statement No. 133* ("SFAS No. 161"). SFAS No. 161 is intended to improve transparency in financial reporting by requiring enhanced disclosures of an entity's derivative instruments and hedging activities and their effects on the entity's financial position, financial performance, and cash flows. SFAS No. 161 applies to all derivative instruments within the scope of SFAS No. 133. It also applies to non-derivative hedging instruments and all hedged items designated and qualifying as hedges under SFAS No. 133. SFAS No. 161 amends the current qualitative and quantitative disclosure requirements for derivative instruments and hedging activities set forth in SFAS No. 133 and generally increases the level of disaggregation that will be required in an entity's financial statement. SFAS No. 161 requires qualitative disclosures about objectives and strategies for using derivatives,

quantitative disclosures about fair value amounts of gains and losses on derivative instruments, and disclosures about credit-risk related contingent features in derivative agreements. SFAS No. 161 is effective prospectively for financial statement issued for fiscal years beginning after November 15, 2008. Since SFAS No. 161 only requires certain additional disclosures, it will not affect the Company's financial position.

2. BANK OF AMERICA ACQUISITION

On January 1, 2009, ML&Co. was acquired by Bank of America Corporation ("Bank of America") through the merger of a wholly owned subsidiary of Bank of America. ML&Co. will continue as the surviving corporation and a wholly owned subsidiary of Bank of America. As a result of the merger, all of the direct and indirect subsidiaries of ML&Co., including the Company, have become indirect subsidiaries of Bank of America.

3. RELATED PARTY TRANSACTIONS

The Company has transactions with ML&Co., MLPF&S, Merrill Lynch Government Securities, Inc. ("MLGSI") and other companies affiliated by common ownership.

The Company enters into repurchase and resale agreements and securities borrowed and loaned transactions with other companies affiliated by common ownership to finance firm inventory positions and obtain securities for settlement.

The Company clears certain securities and commodities transactions through an affiliated company on a non-disclosed basis. Receivables from affiliated companies consist of omnibus accounts for securities and commodities transactions with MLPF&S on behalf of the Company's clients.

Payables to affiliated companies consist of loans from ML&Co. which are due on demand and bear interest based on ML&Co.'s average cost of funds.

Related party receivables are comprised of:

Receivables under resale agreements	$ 13,617,962
Receivables from affiliated companies	1,770,613
Receivables under securities borrowed transactions	1,305
	$ 15,389,880

Related party payables are comprised of:

Payables to affiliated companies	$ 3,098,584
Payables under repurchase agreements	2,961,676
Subordinated borrowings	500,000
Payables under securities loaned transactions	74
	$ 6,560,334

4. TRADING ACTIVITIES

Certain client trading activities, the Company's selective proprietary positions and option market maker trading activities expose the Company to market and credit risks. These risks are managed in accordance with established risk management policies and procedures put in place by ML&Co.

Market Risk—Market risk is the potential change in an instrument's value caused by fluctuations in interest and currency exchange rates, equity and commodity prices, credit spreads, or other risks. The level of market risk is influenced by the volatility and the liquidity in the markets in which financial instruments are traded. The following discussion describes the types of market risk faced by the Company.

Interest Rate Risk—Interest rate risk arises from the possibility that changes in interest rates will affect the value of financial instruments.

Equity Price Risk—Equity price risk arises from the possibility that equity security prices will fluctuate, affecting the value of equity securities and other instruments that derive their value from a particular stock. Instruments typically used by the Company to manage equity price risk include equity options and stocks. Equity options, for example, can require the writer to purchase or sell a specified stock at a future date.

Counterparty Credit Risk—The Company is exposed to risk of loss if an issuer or a counterparty fails to perform its obligations under contractual terms ("default risk").

The Company has established policies and procedures for mitigating credit risk on principal transactions, including reviewing and establishing limits for credit exposure, limiting transactions with specific counterparties, maintaining qualifying collateral and continually assessing the creditworthiness of counterparties.

In the normal course of business, the Company executes, settles, and finances various customer and non-customer securities and commodities transactions. Execution of these transactions includes the purchase and sale of securities by the Company. These activities may expose the Company to default risk arising from the potential that a customer, non-customer or counterparty may fail to satisfy their obligations. In these situations, the Company may be required to purchase or sell financial instruments at unfavorable market prices to satisfy obligations to its customers, non-customers or counterparties. The Company seeks to control the risks associated with its customer and non-customer margin activities by requiring customers and non-customers to maintain collateral in compliance with regulatory and internal guidelines.

Liabilities to other brokers and dealers related to unsettled transactions (i.e., securities failed-to-receive) are recorded at the amount for which the securities were acquired and are paid upon receipt of the securities from other brokers or dealers. In the case of aged securities failed-to-receive, the Company may purchase the underlying securities in the market and seek reimbursement for any losses from the counterparty.

Concentrations of Credit Risk—The Company provides financing and related services to a diverse group of domestic and foreign clients including professional market participants. The Company's exposure to credit risk associated with these transactions is measured on an individual client basis, as well as by groups of clients that share similar attributes. To reduce the potential for risk concentration, credit limits are established and monitored in light of changing client and market conditions.

At December 26, 2008, the Company's significant concentration of credit risk was with the U.S. Government and its agencies. The Company's indirect exposure results from maintaining U.S. Government and agencies securities as collateral for resale agreements. The Company's direct credit exposure on these transactions is with the counterparty; thus the Company has credit exposure to the U.S. Government and its agencies only in the event of the counterparty's default. Securities issued by the U.S. Government and its agencies held as collateral at December 26, 2008, were in excess of approximately $13,832,292, all of which was from affiliated companies.

The Company's significant industry credit concentration is with financial institutions, including both affiliates and third parties. Financial institutions include other brokers and dealers, commercial banks, financing companies, insurance companies, and investment companies. This concentration arises in the normal course of the Company's brokerage, trading and financing activities.

Trading Derivatives—The fair values of the Company's trading derivatives, which consisted of futures and listed options, as of December 26, 2008, were $263,286 in trading assets and $306,488 in trading liabilities.

5. FAIR VALUE OF FINANCIAL INSTRUMENTS

Fair Value Measurements — SFAS No. 157 defines fair value, establishes a framework for measuring fair value, establishes a fair value hierarchy based on the quality of inputs used to measure fair value and enhances disclosure requirements for fair value measurements. The Company accounts for a significant portion of its financial instruments at fair value or considers fair value in their measurements.

Fair Value Hierarchy

In accordance with SFAS No. 157, the Company has categorized its financial instruments, based on the priority of the inputs to the valuation technique, into a three-level fair value hierarchy. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure the financial instruments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the instrument.

Financial assets and liabilities recorded on the Balance Sheet are categorized based on the inputs to the valuation techniques as follows:

Level 1. Financial assets and liabilities whose values are based on unadjusted quoted prices for identical assets or liabilities in an active market that the Company has the ability to access (examples include active exchange-traded equity securities, listed derivatives, most U.S. Government and agency securities, and certain other sovereign government obligations).

Level 2. Financial assets and liabilities whose values are based on quoted prices in markets that are not active or model inputs that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

a) Quoted prices for similar assets or liabilities in active markets (for example, restricted stock);
b) Quoted prices for identical or similar assets or liabilities in non-active markets (examples include corporate and municipal bonds, which trade infrequently);

c) Pricing models whose inputs are observable for substantially the full term of the asset or liability (examples include most over-the-counter derivatives, including interest rate and currency swaps); and
d) Pricing models whose inputs are derived principally from or corroborated by observable market data through correlation or other means for substantially the full term of the asset or liability (examples include certain residential and commercial mortgage related assets, including loans, securities and derivatives).

Level 3. Financial assets and liabilities whose values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These inputs reflect management's own assumptions about the assumptions a market participant would use in pricing the asset or liability.

As required by SFAS No. 157, when the inputs used to measure fair value fall within different levels of the hierarchy, the level within which the fair value measurement is categorized is based on the lowest level input that is significant to the fair value measurement in its entirety. Thus, a Level 3 fair value measurement may include inputs that are observable (Levels 1 and 2) and unobservable (Level 3).

A review of fair value hierarchy classifications is conducted on a quarterly basis. Changes in the observability of valuation inputs may result in a reclassification for certain financial assets or liabilities. Reclassifications impacting Level 3 of the fair value hierarchy are reported as transfers in/out of the Level 3 category as of the beginning of the quarter in which the reclassifications occur.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 26, 2008:

Fair Value Measurements on a Recurring Basis
As of December 26, 2008

	Level 1	Level 2	Level 3	Total
Assets:				
Trading assets, excluding derivative contracts	$ 69,111	$ -	$ -	$ 69,111
Derivative contracts	263,286	-	-	263,286
Liabilities:				
Trading liabilities, excluding derivative contracts	$ (344,254)	$ -	$ -	$ (344,254)
Derivative contracts	(306,488)	-	-	(306,488)

6. SECURITIES FINANCING TRANSACTIONS

The Company enters into repurchase and resale agreements and secured borrowing and lending transactions to finance trading inventory, to obtain securities for settlement, to meet customers' needs and to earn residual interest rate spreads.

Under these agreements and transactions, the Company receives collateral, including U.S. Government and agencies, and equity securities. The Company receives collateral in connection with resale

agreements, securities borrowing transactions, customer margin loans, and other loans. Under many agreements the Company is permitted to sell or repledge the securities received as collateral and deliver to counterparties to cover short positions. At December 26, 2008, the fair value of securities received as collateral where the Company is permitted to sell or repledge the securities was $64,081,504, of which $28,737,896 was received from affiliated companies. The fair value of these securities that had been sold or repledged was $47,521,336, of which $14,446,326 have been sold or repledged to affiliated companies.

7. SUBORDINATED BORROWINGS

At December 26, 2008, the amount available on the Company's revolving subordinated borrowing with ML&Co. was $3,850,000 with a maturity date of April 30, 2010, of which no amount was outstanding. This borrowing, which has been approved for regulatory capital purposes, bears interest at variable rates based on one month London Interbank Offered Rate ("LIBOR").

On March 27, 2007, the Company entered into a subordinated loan agreement with ML&Co. for $500,000, with a maturity date of April 30, 2010. This borrowing, which has been approved for regulatory capital purposes, bears interest at variable rates based on one month LIBOR. At December 26, 2008, the entire amount borrowed under this agreement was outstanding.

On January 29, 2009, the Company decreased its outstanding balance of the subordinated loan with ML&Co. by $500,000, thus reducing the outstanding balance to $0.

8. STOCKHOLDERS' EQUITY

The Company is authorized to issue 10,000 shares of $1 par value preferred stock, with a liquidation preference of $1,000, and 50,000 shares of $1 par value common stock. During the period ended December 26, 2008, the Company issued and redeemed preferred stock, representing the Company's Joint Back Office arrangements with clients, of 450 and 895 shares, respectively. At December 26, 2008, there were 2,655 preferred and 3,000 common shares issued and outstanding

9. COMMITMENTS, CONTINGENCIES AND GUARANTEE

Litigation—As of December 26, 2008, ML&Co. and/or certain of its subsidiaries have been named as parties in various actions, some of which involve claims for substantial amounts. In accordance with SFAS No. 5, the Company will accrue a liability when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. In many lawsuits and arbitrations, including almost all of the class action lawsuits, it is not possible to determine whether a liability has been incurred or to estimate the ultimate or minimum amount of that liability until the case is close to resolution, in which case no accrual is made until that time. The Company has been named as a defendant in a matter arising in connection with its activities as a financial service institution. The Company believes, based on information available, that the resolution of the actions will not have a material adverse effect on financial conditions of the Company.

Commitments—The Company has entered into various non-cancelable, long-term lease agreements for premises and equipment that expire through the year 2017. Future minimum rental commitments with initial or remaining terms exceeding one year as of December 26, 2008, are presented below:

Year Ending	Total
2009	$ 5,524
2010	5,685
2011	4,430
2012	4,238
2013	3,744
Thereafter	2,057
Total	$25,678

The minimum rental commitments shown above have not been reduced by $209 of minimum sublease rentals to be received in the future under non-cancelable subleases. The amounts in the above table do not include amounts related to lease renewal or purchase options or escalation clauses providing for increased rental payments based upon maintenance, utility and tax increases.

The Company obtains letters of credit from issuing banks to satisfy various counterparty collateral requirements in lieu of depositing cash or securities collateral. Letters of credit aggregated $249,700 at December 26, 2008.

Guarantees— The Company issues various guarantees to counterparties. In accordance with FIN 45, FSP 133-1 and FIN 45-4, the Company is required to disclose information for guarantee arrangements such as the maximum potential amount of future payments under the guarantee, the term and carrying value of the guarantee, the nature of any collateral or recourse provisions and the current payment status of the guarantee.

The Company has one guarantee on behalf of a client with a foreign stock exchange for approximately $7,022. The guarantee is secured by the assets in the client's accounts and has no expiration. No contingent liability is recorded on the Balance Sheet since this transaction is fully collateralized. Management believes the potential for the Company to be required to make a payment under this arrangement is remote.

The Company also provides guarantees to securities clearinghouses and exchanges. Under the standard membership agreement, members are required to guarantee the performance of other members. Under the agreements, if another member becomes unable to satisfy its obligations to the clearinghouse, other members would be required to meet shortfalls. The Company's liability under these arrangements is not quantifiable and could exceed the cash and securities it has posted as collateral. However, management believes the potential for the Company to be required to make payments under these arrangements is remote. Accordingly, no contingent liability is carried in the Balance Sheet for these transactions.

In connection with its prime brokerage business, the Company provides to counterparties guarantees of the performance of its prime brokerage clients. Under these arrangements, the Company stands ready to meet the obligations of its clients with respect to securities transactions. If the client fails to fulfill its obligation, the Company must fulfill the client's obligation with the counterparty. The Company is secured by the assets in the client's account as well as any proceeds received from the securities

transaction entered into by the Company on behalf of the client. Management believes the potential for the Company to be required to make payments under these arrangements is remote. Accordingly, no contingent liability is carried in the Balance Sheet for these transactions.

In connection with its securities clearing business, the Company performs securities execution, clearance and settlement services on behalf of other broker-dealer clients for whom it commits to settle, with the applicable clearinghouse, trades submitted for or by such clients. Trades are submitted either individually, in groups or series, or if specific arrangements are made with a particular clearinghouse and client, all transactions with such clearing entity by such client. The Company's liability under these arrangements is not quantifiable and could exceed any cash deposit made by a client. However, management believes the potential for the Company to be required to make unreimbursed payments under these arrangements is remote due to the contractual requirements associated with clients' activity and the regular review of clients' capital. Accordingly, no contingent liability is carried in the Balance Sheet for these transactions.

10. EMPLOYEE BENEFIT PLANS

See Note 2 for a discussion of the Bank of America acquisition, which was completed on January 1, 2009. The following disclosures reflect Merrill Lynch's historical employee benefit plan information for the period presented. The disclosures do not reflect the effects of the January 1, 2009 acquisition by Bank of America or the effects of any employee benefit plan modifications that may occur as a result of the acquisition.

The Company provides retirement and other post employment benefits to its employees under plans sponsored by ML&Co.

Defined Contribution Plans—The U.S. defined contribution plan consists of the 401(K) Savings & Investment Plan ("401(K)"). This plan covers substantially all U.S. employees who have met service requirements.

Defined Benefit Pension Plans—ML&Co. has purchased a group annuity contract which guarantees the payment of benefits vested under a U.S. defined benefit plan that was terminated in accordance with the applicable provisions of the Employee Retirement Income Security Act of 1974. The Company also maintains arrangements to provide certain supplemental benefits for certain U.S. employees.

11. EMPLOYEE INCENTIVE PLANS

See Note 2 for a discussion of the Bank of America acquisition, which was completed on January 1, 2009. The following disclosures reflect Merrill Lynch's historical employee incentive plan information for the period presented. The disclosures do not reflect the effects of the January 1, 2009 acquisition by Bank of America or the effects of any employee incentive plan modifications that may occur as a result of the acquisition.

The Company participates in several employee compensation plans sponsored by ML&Co. which provide eligible employees with stock, options to purchase shares, and deferred cash compensation. These plans include the Long-Term Incentive Compensation Plans (LTICP), the Equity Capital Accumulation Plan ("ECAP"), and the Employee Stock Purchase Plan (ESPP).

LTICP and ECAP—LTICP and ECAP provide for grants of equity and equity-related instruments of ML&Co. to certain key employees of the Company.

ESPP—The ESPP, which is approved by ML&Co.'s shareholders, allows eligible employees to invest from 1% to 10 % of their eligible compensation to purchase ML&Co.'s common stock, subject to legal limits. Beginning January 15, 2005, purchases were made at a discount equal to 5% of the average high and low market price on the relevant investment date.

12. INCOME TAXES

The Company is included in the consolidated U.S. federal income tax return, and certain combined and unitary state tax returns of ML&Co. ML&Co. allocates federal income taxes to its subsidiaries in a manner that approximates the separate company method. In addition, the Company files tax returns in certain states on a stand-alone basis. At December 26, 2008, the Company had a current tax payable to ML&Co. of $35,443 recorded in *Other liabilities*.

Deferred income taxes are provided for the effects of temporary differences between the tax basis of an asset or liability and its reported amount in the Balance Sheet. These temporary differences result in taxable or deductible amounts in future years.

The Company's deferred tax assets at December 26, 2008, which are included in *Other assets*, are comprised of:

Net operating loss	$ 8,318
Deferred compensation	3,220
Stock options	2,061
Depreciation	3,213
Goodwill	1,316
Other, net	(1,795)
Net deferred tax asset	$ 16,333

No valuation allowance was required at December 26, 2008 because it is more likely than not the deferred tax asset will be fully realized.

At December 26,2008, the Company had U.S. federal net operating loss carry forwards of approximately $20,794, which begin to expire in 2025.

The balance of unrecognized tax benefits was $11,648 at December 26, 2008. Of the above balance at the end of the year, approximately $7,313 (net of federal benefit of state issues) represents the amount of unrecognized tax benefits that, if recognized, would favorably affect the effective tax rate in future periods.

ML&Co. is under examination by the Internal Revenue Service ("IRS") and other states in which Merrill Lynch has significant business operations, such as New York. The tax years under examination vary by jurisdiction.

Below is a chart of tax years that remain subject to examination by major tax jurisdiction:

Jurisdiction	Years Subject to Examination
US Federal	2005-2008
New York State and City	2002-2008
Massachusetts	2004-2008
California	1997-2008
Illinois	2004-2008
New Jersey	2004-2008
Pennsylvania	2004-2008

The IRS audit for the year 2004 was completed in the second quarter of 2008 and the statute of limitations for the year expired during the third quarter of 2008. IRS audits for the years 2005 and 2006 may be completed in 2009. New York State and New York City audits are in progress for the years 2002-2006. While it is reasonably possible that a significant reduction in unrecognized tax benefits may occur within twelve months of December 26, 2008, quantification of an estimated range cannot be made at this time due to the uncertainty of the potential outcomes.

13. REGULATORY REQUIREMENTS

As a registered broker-dealer and futures commission merchant, the Company is subject to the higher of the net capital requirements of Rule 15c3-1 under the Securities Exchange Act of 1934 (the "Act") and the capital requirements of the CFTC of Rule 1.17. The Company computes its net capital under the alternative method permitted by Rule 15c3-1 which requires that minimum net capital shall not be less than 2% of aggregate debit items ("ADI") arising from customer transactions. The CFTC also requires that minimum net capital should not be less than 8% of the customer risk maintenance margin requirement plus 4% of the non-customer risk margin requirement. At December 26, 2008, the Company's regulatory net capital of $1,576,605 was 86.55% of ADI and exceeded the minimum requirement of $67,119 by $1,509,486.

The Company is also subject to the customer protection requirements of Rule 15c3-3 under the Act. For the December 26, 2008 customer reserve computation, securities with a contract value of $1,385,000 obtained under resale agreement with an affiliate have been segregated in a special reserve account for the exclusive benefit of customers.

The Company also is required to perform a computation of reserve requirements for Proprietary Accounts of Introducing Brokers ("PAIB") pursuant to Rule 15c3-3 of the Act. At December 26, 2008, securities with a contract value of $7,970,000 obtained under resale agreement with an affiliate have been segregated in a special reserve account for the exclusive benefit of PAIB.

As a futures commission merchant, the Company is required to perform computations of the requirements of Section 4d(2) and Regulation 30.7 under the Commodity Exchange Act. As of December 26, 2008, assets segregated and held in separate accounts totaled $3,472,799 and exceeded requirements by $2,475,917.

* * * * * *

MERRILL LYNCH PROFESSIONAL CLEARING CORP.

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934 AS OF DECEMBER 26, 2008 (Dollars in Thousands)

STOCKHOLDERS' EQUITY	$ 2,590,914
DEDUCT STOCKHOLDERS' EQUITY NOT ALLOWABLE FOR NET CAPITAL	-
STOCKHOLDERS' EQUITY QUALIFIED FOR NET CAPITAL	2,590,914
LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS	500,000
TOTAL STOCKHOLDERS' EQUITY AND LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS	3,090,914
NONALLOWABLE ASSETS:	
Exchange memberships	32,129
Equipment and facilities	4,633
Interest and dividends receivable	19,974
Loans receivable	91,856
Other	97,102
Total nonallowable assets	245,694
MISCELLANEOUS CAPITAL CHARGES:	
Deductions for accounts carried under Rule 15c3-1(c)(2)(x)	1,139,157
Aged fails-to-deliver	15,644
Other deductions and charges	82,413
Total miscellaneous capital charges	1,237,214
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS	1,608,006
HAIRCUTS ON SECURITIES POSITIONS:	31,401
NET CAPITAL	1,576,605
NET CAPITAL REQUIREMENT (Higher of minimum requirement of SEC Rule 15c3-1 or CFTC Rule 1.17)	67,119
EXCESS NET CAPITAL	$ 1,509,486
PERCENTAGE OF NET CAPITAL TO AGGREGATE DEBIT ITEMS	86.55 %

NOTE: There are no material differences between the amounts presented above and the amounts as reported in the Company's unaudited FOCUS Report as of December 26, 2008. Therefore, no reconciliation of the two computations is deemed necessary.

MERRILL LYNCH PROFESSIONAL CLEARING CORP.

SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS TRADING ON U.S. COMMODITY EXCHANGES PURSUANT TO SECTION 4D(2) UNDER THE COMMODITY EXCHANGE ACT AS OF DECEMBER 26, 2008 (DOLLARS IN THOUSANDS)

SEGREGATION REQUIREMENTS:	
Cash	$ 34,197
Securities - at market value	89,991
Net unrealized gain on open futures contracts traded on a contract market	47,892
Exchange traded options:	
Market value of open option contracts purchased	20,925,608
Market value of open option contracts granted (sold)	(20,157,263)
Account Liquidating to a deficit	16,267
TOTAL AMOUNT REQUIRED TO BE SEGREGATED	956,692
FUNDS ON DEPOSIT IN SEGREGATION:	
Exchange traded options:	
Unrealized receivables for long option contracts purchased	10,453,310
Unrealized obligations for short option contracts granted (sold)	(9,080,821)
Net settlement to clearing organizations	
Net equities with other futures commission merchants	1,711,847
Firm securities contributed to customer segregation - at market value	224,514
Customer securities contributed to customer segregation - at market value	89,991
TOTAL AMOUNT IN SEGREGATION	3,398,841
EXCESS FUNDS IN SEGREGATION	$ 2,442,149

NOTE: There are no material differences between the amounts presented above and the amounts as reported in the Company's unaudited FOCUS Report as of December 26, 2008. Therefore, no reconciliation of the two computations is deemed necessary.

MERRILL LYNCH PROFESSIONAL CLEARING CORP.

SCHEDULE OF SECURED AMOUNTS AND FUNDS HELD IN SEPARATE ACCOUNTS FOR FOREIGN FUTURES AND FOREIGN OPTIONS CUSTOMERS PURSUANT TO REGULATION 30.7 UNDER THE COMMODITY EXCHANGE ACT AS OF DECEMBER 26, 2008 (DOLLARS IN THOUSANDS)

AMOUNT TO BE SET ASIDE IN SEPARATE SECTION 30.7 ACCOUNTS	$ 40,190
FUNDS ON DEPOSIT IN SEPARATE REGULATION 30.7 ACCOUNTS:	
Equities with Registered Futures Commission Merchants:	
Cash	10,239
Securities	19,001
Unrealized gain on open futures contracts	64,191
Net value of option contracts	(19,473)
TOTAL FUNDS IN SEPARATE SECTION 30.7 ACCOUNTS	73,958
EXCESS FUNDS IN SEPARATE ACCOUNTS	$ 33,768

NOTE: There are no material differences between the amounts presented above and the amounts as reported in the Company's unaudited FOCUS Report as of December 26, 2008. Therefore, no reconciliation of the two computations is deemed necessary.

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

February 23, 2009

Merrill Lynch Professional Clearing Corp.
222 Broadway
New York, NY 10038

In planning and performing our audit of the financial statements of Merrill Lynch Professional Clearing Corp. (a guaranteed subsidiary of Merrill Lynch, Pierce, Fenner & Smith Incorporated ("MLPF&S"), a wholly-owned subsidiary of Merrill Lynch & Co., Inc. ("ML&Co.")) (the "Company") as of and for the year ended December 26, 2008 (on which we issued our report dated February 23, 2009 and such report expressed an unqualified opinion and included an explanatory paragraph regarding the acquisition of ML&Co. by Bank of America Corporation), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following: (1) making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e) (including the practices and procedures followed by the Company in making the periodic computations for proprietary accounts of introducing brokers ("PAIB")); (2) making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and (4) obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

In addition, as required by Regulation 1.16 of the Commodity Futures Trading Commission ("CFTC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding customer and firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16, in the following: (1) making the periodic computations of minimum financial requirements pursuant to Regulation 1.17; (2) making the daily computations of the segregation requirements of Section 4d(a)(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations; and (3) making the daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the SEC's and the CFTC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has

responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities and certain regulated commodity customer and firm assets that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC and CFTC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second and third paragraphs of this report, were adequate at December 26, 2008, to meet the SEC's and CFTC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the CFTC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 of the CFTC in their regulation of registered broker-dealers and futures commission merchants, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

END